FORM 3

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

VS&A Communications Partners III, L.P.
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   (Last)                            (First)              (Middle)


350 Park Avenue
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                                    (Street)

New York                           New York                             10022
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

March 3, 2000
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Data Transmission Network Corporation (DTLN)
)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

Vice President of Sales & Marketing
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person
     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

Common Stock                              (1)                         (1)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.


                           (Print or Type Responses)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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

EXPLANATION OF RESPONSES:

(1) On March 3, 2000, VS&A Communications Partners III, L.P. ("VS&A"), VS&A-DTN, LLC and DTN Acquisition Corporation (the "Purchaser") entered into an Agreement and Plan of Merger with Data Transmission Network Corporation (the "Company"), pursuant to which the Purchaser agreed to commence a tender offer for all the issued and outstanding shares of common stock, par value $.001 per share of the Company. As an inducement to VS&A to enter into the Merger Agreement, certain stockholders of the Company who in the aggregate beneficially own 6,026,338 shares of common stock of the Company (approximately 50.1% of the outstanding shares of common stock as of March 1, 2000), entered into voting agreements with VS&A pursuant to which they agreed to tender their shares in response to the tender offer or vote their shares in favor of the merger and the Merger Agreement. The reporting person may be deemed to be the beneficial owner of such shares. The filing of this Form 3 shall not be deemed as an admission that the reporting persons are the beneficial owners of such shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                       /s/ Jeffrey T. Stevenson                 March 12, 2000
                    ---------------------------------           --------------
                    **Signature of Reporting Person             Date
                    VS&A Communications Partners III, L.P.
                    By: VS&A Equities III, L.L.C.
                    By:  Jeffrey T. Stevenson




Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                 SEC 1473 (7-96)

THE OTHER REPORTING PERSONS


VS&A EQUITIES III, L.L.C.

By:/s/ Jeffrey T. Stevenson
     Jeffrey T. Stevenson
     President and
     Senior Managing Member


/s/ John J. Veronis
John J. Veronis


/s/ John S. Suhler
John S. Suhler


/s/ S. Gerard Benford
S. Gerard Benford


/s/ Jeffrey T. Stevenson
Jeffrey T. Stevenson


/s/ Martin I. Visconti
Martin I. Visconti

The address for each of the other Reporting Persons is 350 Park Avenue, New York, New York 10022.